SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Fastly, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31188V100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31188V100	13 G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Amplify Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,298,407 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,298,407 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,298,407 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 5,298,407 shares of Class B Common Stock held by Amplify). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.7%.

(3)

The following percentages are based on 39,374,444 shares of Class A Common Stock and 54,280,132 shares of Class B Common Stock outstanding as of November 6, 2019 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100	13 G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Amplify GP Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,733,705 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,733,705 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,705 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,733,705 shares of Class B Common Stock held by Amplify GP). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.2%.

(3)

The following percentages are based on 39,374,444 shares of Class A Common Stock and 54,280,132 shares of Class B Common Stock outstanding as of November 6, 2019 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100	13 G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS AP Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,435,298
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,435,298
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,435,298
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,435,298 shares of Class B Common Stock held by AP Opportunity). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.5%.

(3)

The following percentages are based on 39,374,444 shares of Class A Common Stock and 54,280,132 shares of Class B Common Stock outstanding as of November 6, 2019 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100	13 G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Sunil Dhaliwal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,733,705 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,733,705 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,705 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,733,705 shares of Class B Common Stock held by Dhaliwal). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.2%.

(3)

The following percentages are based on 39,374,444 shares of Class A Common Stock and 54,280,132 shares of Class B Common Stock outstanding as of November 6, 2019 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP NO. 31188V100	13 G	Page 6 of 9 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock (“Common Stock”), of Fastly, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Fastly, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s principal executive offices:

Fastly, Inc.

475 Brannan Street, Suite 300

San Francisco, CA 94107

Items 2(a)	Name of Reporting Persons filing:

Amplify Partners, L.P. (“Amplify”)

Amplify GP Partners, LLC (“Amplify GP”)

AP Opportunity Fund, LLC (“AP Opportunity”)

Sunil Dhaliwal (“Dhaliwal”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Amplify, Amplify GP, AP Opportunity and Dhaliwal, is c/o Amplify Partners, 800 Menlo Ave., Suite 220, Menlo Park, CA 94025.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Amplify	Delaware
Amplify GP	Delaware
AP Opportunity	Delaware
Dhaliwal	United States of America

Item 2(d)	Title of class of securities:

Class A Common Stock

Item 2(e)	CUSIP No.:

31188V100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

CUSIP NO. 31188V100	13 G	Page 7 of 9 Pages

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Amplify(2)(3)	5,298,407	0	5,298,407	0	5,298,407	5,298,407	11.9%

Amplify GP(2)(3)	0	0	6,733,705	0	6,733,705	6,733,705	14.6%

AP Opportunity(2)(3)	1,435,298	0	1,435,298	0	1,435,298	1,435,298	3.5%

Dhaliwal(2)(3)	0	0	6,733,705	0	6,733,705	6,733,705	14.6%

(1)

The following percentages are based on 39,374,444 shares of Class A Common Stock and 54,280,132 shares of Class B Common Stock outstanding as of November 6, 2019 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

(2)

Amplify owns 5,298,407 shares of the Class B Common Stock. AP Opportunity owns 1,435,298 shares of the Class B Common Stock. Amplify GP serves as the general partner of Amplify and AP Opportunity, and Amplify GP may be deemed to own beneficially the shares held by Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity.

(3)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. 31188V100	13 G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2020

AMPLIFY PARTNERS, L.P.

BY:	AMPLIFY GP PARTNERS, LLC
ITS:	GENERAL PARTNER

By:	/s Sunil Dhaliwal
Managing Member

AP OPPORTUNITY FUND, LLC

BY:	AMPLIFY GP PARTNERS, LLC
ITS:	GENERAL PARTNER

By:	/s Sunil Dhaliwal
Managing Member

AMPLIFY GP PARTNERS, LLC

By:	/s Sunil Dhaliwal
Managing Member

/s Sunil Dhaliwal
Sunil Dhaliwal

CUSIP NO. 31188V100	13 G	Page 9 of 9 Pages

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement